AMARIN RECEIVES SPECIAL PROTOCOL ASSESSMENT AGREEMENT FROM THE FDA FOR PHASE 3 CARDIOVASCULAR TRIAL

DUBLIN, Ireland, May 6, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has reached agreement with the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) for its planned Phase 3 registration clinical trial of AMR101 (ethyl-EPA) in patients with hypertriglyceridemia, or very high triglyceride levels. The SPA is a written agreement between the Company, as the trial's sponsor, and the FDA regarding the design, endpoints, and planned statistical analysis of the Phase 3 trial to be used in support of a New Drug Application (NDA).

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “Receiving FDA agreement on the Phase 3 trial represents an important milestone for Amarin. We now look forward to commencing this Phase 3 trial shortly.”

Pursuant to the SPA, the Phase 3 trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of two doses of AMR101, a prescription grade Omega-3 fatty acid, in patients with fasting triglyceride levels of ≥500 mg/dL (the AMR101 MARINE Study). The primary endpoint in the trial is the percentage change in triglyceride level from baseline to week 12. Following completion of the 12-week double-blind treatment period, patients will be eligible to enter a 40-week, open-label, extension period.

The trial is expected to enroll approximately 240 patients, with enrolment planned to commence in mid-2009. The trial will be conducted in centers throughout North and Central America, Europe, India and South Africa. The Company plans to use the results of this Phase 3 registration trial as the basis for the submission of an NDA to the FDA.

In addition to the AMR101 MARINE study, Amarin is also planning to conduct a Phase 3 trial with AMR101 in patients with high triglyceride levels (≥200 mg/dL and ≤500 mg/dL) who are on statin therapy.

Amarin has worked closely with its Cardiovascular Advisory Group in designing these trials. The Advisory Group, consisting of leading experts in the field of cardiovascular disease research and development, comprises: Dr. Harold Bays, Medical Director and President of Louisville Metabolic and Atherosclerosis Research Center; Professor Philip Calder, Nutritional Immunology at the University of Southampton, UK; Dr. Michael Criqui, Professor and Chief, Division of Preventive Medicine, in the Department of Family and Preventive Medicine at the University of California, San Diego School of Medicine; Dr. Meredith Hawkins, Professor of Medicine and Director of the Global Diabetes Initiative at the Albert Einstein College of Medicine in New York; Dr. Sotirios Tsimikas, Professor of Medicine and Director of Vascular Medicine at the University of California, San Diego and Dr. Anthony Wierzbicki, Consultant in Chemical Pathology/Metabolic Medicine at Guy’s and St Thomas’ Hospitals NHS, UK.

About AMR101
AMR101 is an ultra-pure ethyl ester of eicosapentaenoic acid (ethyl-EPA). Amarin has developed a substantial body of data on AMR101 to date. Amarin has previously investigated AMR101 in central nervous system (CNS) disorders in several double-blind, placebo-controlled studies, including Phase 3 trials in Huntington’s disease.  Over 900 patients have received AMR101 in these studies, with over 100 receiving continuous treatment for one year or more.  In all studies performed to date, AMR101 has shown a very good safety profile.

Numerous independent studies have demonstrated the safety, tolerability and efficacy of ethyl-EPA in lowering plasma triglycerides in patients with high triglyceride levels of varying degrees of severity. In Japan, an ethyl-EPA prescription product has been approved for the treatment of hyperlipidemia and has been on the market for seventeen years.

About Hypertriglyceridemia
Hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides and is associated with increased risk of heart disease. It is one component of a range of lipid disorders collectively referred to as dyslipidemia. The overall dyslipidemia population in the U.S. is believed to be in excess of 100 million, with over 10 million of those diagnosed with hypertriglyceridemia.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease.  Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. Amarin's lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of May 6, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin’s products; and the speed with which regulatory authorizations may be achieved and claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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